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                                                                    EXHIBIT 3.4

                     RESOLUTION OF THE BOARD OF DIRECTORS OF
                      ALEXANDRIA REAL ESTATE EQUITIES, INC.
                               ADOPTED 11/24/98

AMENDMENT OF BYLAWS

                   RESOLVED, that Article II, Section 2, of the Corporation's Amended and Restated Bylaws be, and it hereby is, amended in its entirety by deleting such section and replacing it with the following:

                            "Section 2. ANNUAL MEETING. An annual meeting of
               the stockholders for the election of directors and the transaction of any business within the powers of the Corporation shall be held on a date and at the time set by the Board of Directors during the 30-day period beginning on the fifteenth (15th) day of April and ending on the fourteenth
               (14th) day of May in each year."